SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at March 3, 2003

CONTINENTAL MINERALS CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 3, 2003

* Print the name and title of the signing officer under his signature.

CONTINENTAL MINERALS CORPORATION

1020 -800 W Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684-365 Fax 604 684-8092
1 800 667-2114
http://www.hdgold.com

$275,000 EQUITY FINANCING

March 3, 2003 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Continental Minerals Corporation (TSX Venture:KMK; OTCBB:KMKCF) is pleased to announce that Continental has reached agreement in principle with sophisticated investors for a private placement of 367,000 Units at a price of $0.75 per Unit. Each Unit is comprised of a common share and one half of a share purchase warrant, a full warrant exercisable to purchase a common share of Continental at a price of $0.85 for a 16 month period. The financing is subject to TSX Venture approval and no finders' fees are payable. The financing proceeds will be utilized for working capital, and the identification of a new mineral exploration project for acquisition that could provide the foundation for substantial corporate growth.

For further details on Continental Minerals Corporation please visit the Continental website at www.hdgold.com or contact Investor Services at (604)684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

  /s/ Ronald W. Thiessen

Ronald W. Thiessen
President, CEO and Director

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and the Company's home jurisdiction filings that are available at www.sedar.com.